Exhibit 99.2

March 1, 2009

Board of Directors

Max Capital Group Ltd.

Max House

2 Front Street

Hamilton, Bermuda HM 11

Members of the Board of Directors:

Max Capital Group Ltd. (the “Company”), IPC Holdings, Ltd. (“IPC”) and IPC Limited, a newly formed, wholly owned subsidiary of IPC (the “Amalgamation Sub”), propose to enter into an Agreement and Plan of Amalgamation (the “Agreement”), pursuant to which the Amalgamation Sub will be amalgamated with the Company in a transaction (the “Amalgamation”) in which each outstanding common share of the Company, par value $1.00 per share (the “Company Shares”), other than Dissenting Shares (as defined in the Agreement), will be cancelled and converted into the right to receive a fraction of a share in the share capital of IPC, each having a par value $0.01 (the “IPC Shares”), equal to 0.6429 (the “Exchange Ratio”).

You have asked us whether, in our opinion, the Exchange Ratio is fair from a financial point of view to the holders of the Company Shares, other than IPC and its affiliates.

In arriving at the opinion set forth below, we have, among other things:

(1)	Reviewed certain publicly available business and financial information relating to the Company and IPC that we deemed to be relevant;

(2)	Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company and IPC, as well as the amount and timing of the cost savings and related expenses furnished to us by the Company and IPC, respectively;

(3)	Reviewed reports prepared by actuaries for the Company and IPC, respectively;

(4)	Conducted discussions with members of senior management and representatives of the Company and IPC concerning the matters described in clauses 1, 2 and 3 above, as well as their respective businesses and prospects before and after giving effect to the Amalgamation;

(5)	Reviewed the market prices and valuation multiples for the Company Shares and IPC Shares and compared them with those of certain publicly traded companies that we deemed to be relevant;

(6)	Reviewed the results of operations of the Company and IPC and compared them with those of certain publicly traded companies that we deemed to be relevant;

(7)	Compared the proposed financial terms of the Amalgamation with the financial terms of certain other transactions that we deemed to be relevant;

(8)	Participated in certain discussions and negotiations among representatives of the Company and IPC and their financial and legal advisors;

(9)	Reviewed the potential pro forma impact of the Amalgamation;

(10)	Reviewed a draft of the Agreement; and

(11)	Reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of the Company or IPC or been furnished with any such evaluation or appraisal, nor have we evaluated the capitalization, reserves, solvency or fair value of the Company or IPC under any laws relating to financial institutions, bankruptcy, insolvency or similar matters. In addition, we have not assumed any obligation to conduct any inspection of the properties or facilities of the Company or IPC. With respect to the financial forecast information and expected cost savings furnished to or discussed with us by the Company or IPC, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of the Company’s or IPC’s management as to the expected future financial performance of the Company or IPC, as the case may be. We have further assumed that the Amalgamation will qualify as a tax-free reorganization for U.S. federal income tax purposes. We have also assumed that the final form of the Agreement will be substantially similar to the last draft reviewed by us.

Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof. We have assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the Amalgamation, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that will have a material adverse effect on the contemplated benefits of the Amalgamation.

In connection with the preparation of this opinion, we have not been authorized by the Company or the Board of Directors to solicit, nor have we solicited, third-party indications of interest with respect to any transaction involving the Company.

We are acting as financial advisor to the Company in connection with the Amalgamation and will receive a fee from the Company for our services, a significant portion of which is contingent upon consummation of the Amalgamation. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement.

We and our affiliates are currently and have, in the past, provided financial advisory and financing services to the Company and IPC and their respective affiliates and may continue to do so and have received, and may receive, fees for the rendering of such services. One of our affiliates is currently a lender to the Company. In addition, in the ordinary course of our business, we or our affiliates may actively trade the Company Shares, as well as securities of IPC for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

This opinion is for the use and benefit of the Board of Directors of the Company. Our opinion does not address the merits of the underlying decision by the Company to engage in the Amalgamation and does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote on the proposed Amalgamation or any matter related thereto. In addition, you have not asked us to address, and this opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the holders of the Company Shares. In rendering this opinion, we express no view or opinion with respects to the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation payable to or to be received by any officers, directors, or employees of any parties to the Amalgamation, or any class of such persons, relative to the Exchange Ratio. Our opinion has been authorized for issuance by the U.S. Fairness Opinion (and Valuation Letter) Committee of Merrill Lynch.

We are not expressing any opinion herein as to the prices at which the Company Shares or IPC Shares will trade following the announcement or consummation of the Amalgamation.

On the basis of and subject to the foregoing, we are of the opinion that, as of the date hereof, the Exchange Ratio is fair from a financial point of view to the holders of the Company Shares, other than IPC and its affiliates.

Very truly yours,

/s/    MERRILL LYNCH, PIERCE, FENNER & SMITH

INCORPORATED